SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)




GENEVA STEEL HOLDINGS CORP
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


372257105
-------------------
(CUSIP Number)

Anthony Katsingris
Albert Fried and Company, LLC.
60 Broad Street, 39th Floor
New York, New York 10004
(212) 422-7282
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


February 13, 2004
---------------------------------------------------------
(Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b)
for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)
----------------------------
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).



                                  SCHEDULE 13D

-----------------------                                 ---------------------
CUSIP NO.  372257105                                  PAGE 2  OF  7  PAGES
           ------------                                     ---    ---
-----------------------                                 ---------------------

======= =====================================================================
      1 NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Albert Fried and Company, LLC 13-5089432
------- ---------------------------------------------------------------------
      2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)| _ |
                (b)| X |
------- ---------------------------------------------------------------------
      3 SEC USE ONLY


------- ---------------------------------------------------------------------
      4 SOURCE OF FUNDS

        WC
------- ---------------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   |_|

------- -------------------------------------------------------------------
      6 CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
------------- -------- ------------------------------------------------------
  NUMBER OF          7 SOLE VOTING POWER
   SHARES             		2,445,263**
BENEFICIALLY  -------- ------------------------------------------------------
 OWNED BY            8 SHARED VOTING POWER
   EACH                	 	        -0-
 REPORTING    -------- ------------------------------------------------------
PERSON WITH       9 SOLE DISPOSITIVE POWER
                      		 2,445,263**
              -------- ------------------------------------------------------
                    	10 SHARED DISPOSITIVE POWER
		                       -0-
------- ---------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,445,263**
------- ---------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                | _ |
------- ---------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        32.93%
------- ---------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON
        BD, IN*
------- ---------------------------------------------------------------------
*Albert Fried Jr, managing member of Albert Fried and Company, LLC and a former director of the Issuer, is deemed to beneficially own 50,000 shares upon the exercise of director issued stock options. These shares are included in the total on line 11. For more information, see ITEM 5 and 6.




                                                               PAGE 3 OF 7 PAGES
                                                                   ---  ---

ITEM 1.    SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.01 per share (Common Stock), of Geneva Steel Holdings Corp. a Delaware corporation
(the Issuer). The address of the principal executive office of the Issuer is 10 South Geneva
 Road, Vineyard, Utah 84058.

ITEM 2.    IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of :

(a)	Albert Fried and Company, LLC, a New York
limited liability company. The members of
 the LLC are Albert Fried Jr, Christina Fried, The
Fried Group, LLC & Anthony Katsingris.



(b)Principal business address:

	60 Broad Street, 39th Floor
	New York, NY 10004

 The principal business of Albert Fried and Company, LLC is to act as a Broker/Dealer in the securities industry.

(d) N/A

(e) N/A

(f) U.S.A.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Albert Fried and Company, LLC has used its working capital in all its previous purchases of the Issuer's Common Stock.







                                                               PAGE 4 OF 7 PAGES
                                                                   ---  ---

ITEM 4.    PURPOSE OF TRANSACTION

The shares of the Issuers Common Stock described herein were acquired and held in the ordinary course of business and not held for the purpose, or having the effect of changing or influencing the control of the Issuer. The shares were acquired as part of the firm's market-making activity. The reporting entity intends to continually review the Issuers business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.  Based upon an evaluation of these
 and other similar considerations, the Reporting Person will determine what course of action to take, including without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer. Except as described above, at the present time, the Reporting
 Person does not have any specific plans or proposals that relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D.




                                                               PAGE 5 OF 7 PAGES
                                                                   ---  ---


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date of this Schedule 13D, Albert Fried
 and Company, LLC owns and has sole power to vote and dispose of 2,395,263 shares of the Issuers
 Common Stock (approximately 32.25% of the outstanding shares of the Issuer's Common Stock).
 **An additional 50,000 shares, included as part of line 11, are attributable to stock options issued to Albert Fried Jr, a former director of the Issuer.

(b) N/A

Acquisition and disposition of any shares as part of the firm's market-making activities are dealer transaction in the ordinary course of business and incident to the establishment or maintenance of a primary or secondary market for such security as covered under Section 16(d) of The Securities Exchange Act of 1934.

(c) Open market transactions effected in the market-maker account during the past sixty days include:

  NONE

(d)   None

(e)   N/A


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES
            OF THE ISSUER

In connection with the portion of the January 2001 term loan Albert Fried and Company, LLC provided the Issuer, Albert Fried and Company, LLC is to receive additional share of the Issuer's common stock on the
 fourth anniversary of the Loan Date. The number of shares relate to a fee of $515,070. The number of shares cannot be determined at the date of this filing because it is determined using the average closing price for the 30 days of trading immediately prior to the fourth anniversary. As a result, these shares are not reflected in this Schedule 13D in the number of shares beneficially owned by Albert Fried and Company, LLC.
The shares to be issued are not currently registered under any registration statement.

In connection with this financing,  Albert Fried and Company, LLC also received an option to acquire Geneva Steel's William's Farm property. Albert Fried & Company, LLC has subsequently exercised this option.

Albert Fried Jr, the managing member of Albert Fried and Company, LLC, was a former director of the Issuer.

Pursuant to the Geneva Steel Holdings Corp Stock Option
Plan for Nonemployee Directors, Mr. Albert Fried Jr, a former director of the Issuer, was granted options to purchase a total of 50,000 shares of the Issuer's common stock; 25,000 shares are exercisable at $0.19 per share expiring
3/23/2011 and 25,000 shares are exercisable at $0.19 per share expiring 4/22/2012.



ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           NONE




                                                            PAGE 7 OF 7 PAGES
                                                                   ---  ---

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge
 and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 13, 2004
ALBERT FRIED AND COMPANY, LLC.



By:   /s/ ALBERT FRIED JR.
    ------------------------------------------
     Albert Fried, Jr.
     Managing Member